Exhibit 99.1

Westport Announces Purchase Order for 900 Westport iCE PACK™ LNG Tank Systems

~ Order Secures Inventory for Fleet Customers ~

VANCOUVER, Oct. 30, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced that Universal LNG Solutions Inc. ℠ (ULNG™ ) has placed a blanket purchase order for 900 Westport iCE PACK™ LNG Tank Systems (iCE PACK) to be delivered over the next two years.

"This investment by ULNG confirms the industry's interest in the Westport iCE PACK and the demand for cold liquefied natural gas (LNG)," said Steve Anderson, Vice President, Business Development, Westport.  "This purchase order will allow ULNG to provide not only fuel flexibility, but provide their fleets with a consistent, high-performance LNG fuel system across a range of vehicles and engines."

The Westport iCE PACK is an onboard LNG tank system customized for spark-ignited engines, and designed to meet the demands of today's trucking fleets by providing increased range, longer hold times and faster fueling times. Westport expects to begin shipping to ULNG in the fourth quarter of 2013. For competitive reasons, the selling price per iCE PACK and related total contract value has not been disclosed.

"The availability of iCE PACK gives ULNG the ability to offer our customers a package solution with dedicated infrastructure, LNG fuel and vehicle LNG fuel systems," said Jeffrey Liu, CEO of ULNG. "The Westport iCE PACK system with cold LNG will give our customers better payback and productivity through faster fueling, longer range, and increased hold times."

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for shipping of the Westport iCE PACK™ LNG Tank System, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers and the performance and competitiveness of Westport's products and expansion of product coverage. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, technology innovations,  the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Image with caption: "The Westport iCE PACK™ LNG Tank System is an onboard LNG tank system that is perfectly matched with large displacement, spark-ignited engines to meet the demands of today's trucking fleets by providing increased range, longer hold times and faster refuelling times. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20131030_C8323_PHOTO_EN_32719.jpg

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 30-OCT-13